UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Ecolab Inc.

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

278865100

(CUSIP Number)

Jacki Badal, Esq.

2365 Carillon Point

Kirkland, WA 98033

(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 278865100

1.	Names of Reporting Persons Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 31,164,142 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 31,164,142 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,164,142 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.9% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)	All shares of common stock, $1.00 par value (the “Common Stock”), of Ecolab Inc. (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)	Based on 284,989,208 shares of Common Stock outstanding as of June 30, 2022, as reported on the Issuer’s Form 10-Q filed on August 4, 2022.

CUSIP No. 278865100

1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 31,164,142 (1)

	8.	Shared Voting Power 4,845,016 (2)

	9.	Sole Dispositive Power 31,164,142 (1)

	10.	Shared Dispositive Power 4,845,016 (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,009,158 (1) (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 12.6% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	All shares of Common Stock of the Issuer held by Cascade may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III as a Co-Trustee of the Trust.

(3)	Based on 284,989,208 shares of Common Stock outstanding as of June 30, 2022, as reported on the Issuer’s Form 10-Q filed on August 4, 2022.

CUSIP No. 278865100

1.	Names of Reporting Persons Bill & Melinda Gates Foundation Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 4,845,016 (1)

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 4,845,016 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,845,016 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 1.7% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)	For purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, all shares of Common Stock beneficially owned by the Trust may be deemed to be beneficially owned by William H. Gates III as a Co-Trustee of the Trust.

(2)	Based on 284,989,208 shares of Common Stock outstanding as of June 30, 2022, as reported on the Issuer’s Form 10-Q filed on August 4, 2022.

EXPLANATORY STATEMENT

This Amendment No. 7 to Schedule 13D (“Amendment”) relates to the Common Stock, $1.00 par value per share (the “Common Stock”) of Ecolab Inc. (the “Issuer”). Cascade Investment, L.L.C. (“Cascade”), Bill & Melinda Gates Foundation Trust (the “Trust”) and William H. Gates III (“WHG,” and together with Cascade and the Trust, the “Reporting Persons”) jointly file this Amendment to amend the Items set forth below of the Schedule 13D previously filed by the Reporting Persons and Melinda French Gates (“MFG”) with the Securities and Exchange Commission on July 29, 2011, as amended August 24, 2011; August 29, 2011; December 9, 2011; February 23, 2012; May 7, 2012; and March 9, 2018. As of this Amendment, MFG is no longer a reporting person hereunder.

Item 1.	Security and Issuer

This statement relates to the Common Stock of the Issuer. The principal executive offices of the Issuer are located at 1 Ecolab Place, St. Paul, Minnesota 55102.

Item 2.	Identity and Background

(a)     This statement is being filed jointly by Cascade, the Trust, and WHG. Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a “group” for any purpose, and the Reporting Persons expressly disclaim membership in a group.

(b)     The business addresses of the Reporting Persons are as follows:

•         Cascade: 2365 Carillon Point, Kirkland, Washington 98033

•         The Trust: 2365 Carillon Point, Kirkland, Washington 98033

•         WHG: 500 Fifth Avenue North, Seattle, Washington 98109

(c)      Cascade is a limited liability company organized under the laws of the State of Washington. Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its member. WHG controls Cascade as its sole member. The address of Cascade’s principal office is set forth in paragraph (b) of this item.

The Trust is a charitable trust established under the laws of the State of Washington. The Trust was established to manage investment assets and transfer proceeds to the Bill & Melinda Gates Foundation (the “Foundation”) as necessary to achieve the Foundation's charitable goals. The Trust’s co-trustees are William H. Gates III and Melinda French Gates. The address of the Trust’s principal office is set forth in paragraph (b) of this item.

WHG, a natural person, is a Co-Trustee of the Foundation and the Trust. The Foundation is a nonprofit organization fighting poverty, disease, and inequity around the world; its business address is 500 Fifth Avenue North, Seattle, Washington 98109.

(d)      None.

(e)      None.

(f)       WHG is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Cascade purchased its Common Stock with working capital. Purchases not previously reported, including the purchases reported in this Amendment, were acquired for $286,164,039.78.

The Trust purchased its Common Stock with working capital. Purchases not previously reported, including the purchases reported in this Amendment, were acquired for $83,292,382.49.

Item 4.	Purpose of Transaction

The information previously reported in Item 4 of this Schedule 13D on July 29, 2011, remains in effect.

Further, as previously disclosed in Amendment No. 4, filed on February 23, 2012, Cascade’s business manager, Michael Larson, serves on the Issuer’s board of directors.

Item 5.	Interest in Securities of the Issuer

(a)      See items 11 and 13 of the cover pages to this Amendment for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)     See items 7 through 10 of the cover pages to this Amendment for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)      Cascade purchased 478,588 shares of Common Stock during the past 60 days in open-market transactions at the weighted-average price per share set forth in Exhibit 99.1, attached hereto and incorporated by reference herein.

The Trust purchased 478,589 shares of Common Stock during the past 60 days in open-market transactions at the weighted-average price per share set forth in Exhibit 99.1, attached hereto and incorporated by reference herein.

(d) None. (e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information included in Item 4 is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1 Purchases by Cascade and the Trust during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 22, 2022	CASCADE INVESTMENT, L.L.C.

	By:	*
		Name:	Alan Heuberger (1)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

BILL & MELINDA GATES FOUNDATION TRUST

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact for the Co-Trustees,
William H. Gates III and Melinda French Gates

WILLIAM H. GATES III

	By:	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact

	*By:	/s/ Alan Heuberger
Alan Heuberger

(1)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

(2)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of WHG and MFG as Co-Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 005-60431, and incorporated by reference herein.

(3)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of WHG, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us will be filed, on behalf of each of us.

Date: August 22, 2022	CASCADE INVESTMENT, L.L.C.

	By:	*
		Name:	Alan Heuberger (1)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

BILL & MELINDA GATES FOUNDATION TRUST

	By:	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact for the Co-Trustees,
William H. Gates III and Melinda French Gates

WILLIAM H. GATES III

	By:	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact

	*By:	/s/ Alan Heuberger
Alan Heuberger

(1)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

(2)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of WHG and MFG as Co-Trustees, filed as Exhibit 99.5 to Cascade’s Schedule 13D with respect to Grupo Televisa, S.A.B. on May 7, 2009, SEC File No. 005-60431, and incorporated by reference herein.

(3)	Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of WHG, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.